HECLA MINING COMPANY

VIA EDGAR

November 18, 2009

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Attention: Ms. Laura Nicholson

Re:	Hecla Mining Company
Registration Statement on Form S-1 Filed October 15, 2009 as amended on November 6, 2009 (333-162512)

Ladies and Gentlemen:

Hecla Mining Company (the “Company”) hereby requests acceleration of effectiveness of the subject registration statement to 5:00 p.m. on November 20, 2009, or as soon thereafter as possible.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with this request, please telephone me at (208) 769-4110.

Very truly yours, HECLA MINING COMPANY

By:	/s/ Michael B. White
Michael B. White General Counsel